UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey 07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 13

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14

SIGNATURES	15

EXHIBIT INDEX - 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee and Participants of
New Jersey Resources Corporation
Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in the conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ParenteBeard LLC

June 24, 2013
Clark, New Jersey

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

Investments, at Fair Value:
Participant directed investments:
Pimco Investment Mgmt Total Return Fund	$6,454,270	$6,149,868
T. Rowe Price Balanced Fund	13,155,342	10,468,411
Harbor Capital Appreciation Fund	2,928,987	2,374,163
T. Rowe Price Equity Index Trust	9,977,033	8,476,150
T. Rowe Price Stable Value Fund	19,791,124	22,230,391
Vanguard Small Cap Index	3,091,237	2,967,410
Vanguard Windsor II Fund	8,424,297	7,322,931
T. Rowe Price Small Cap Value Fund	4,316,720	3,535,782
American Funds Capital World Growth and Income Fund	6,030,624	4,923,602
Dodge & Cox International Stock Fund	4,980,678	4,155,268
NJR Common Stock 401(k) Fund	15,121,305	11,652,061
Total participant-directed investments	94,271,617	84,256,037

Nonparticipant-directed investments:
NJR Common Stock ESOP	24,117,455	31,296,731
T. Rowe Price Stable Value Fund	530,567	421,265
T. Rowe Price Balanced Fund	29,865	26,213
Total nonparticipant-directed investments	24,677,887	31,744,209
Total investments	118,949,504	116,000,246

Receivables:
Employer contributions	192,900	143,115
Notes Receivable from Participants	3,535,333	3,392,528
Total receivables	3,728,233	3,535,643
Total assets	122,677,737	119,535,889

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	122,677,737	119,535,889
Adjustment from fair value to contract value for fully benefit responsive investment contract in relation to common collective trusts:
T. Rowe Price Stable Value Fund	(837,432)	(789,789)
Total adjustments from fair value to contract value:	(837,432)	(789,789)

NET ASSETS AVAILABLE FOR BENEFITS	$121,840,305	$118,746,100

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Dividends	$3,796,368	$3,372,012
Net (depreciation) appreciation in fair value of investments	(2,243,122)	3,418,044
Net investment income	1,553,246	6,790,056

Interest income from notes receivable from participants	150,345	171,063

Contributions:
Employer	1,955,929	1,678,772
Participant	5,686,580	5,061,937
Participant rollovers	530,288	110,772
Total contributions	8,172,797	6,851,481
Total additions	9,876,388	13,812,600

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	6,742,329	3,697,491
Administrative fees	39,854	23,797
Total deductions	6,782,183	3,721,288

INCREASE IN NET ASSETS	3,094,205	10,091,312

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	118,746,100	108,654,788
END OF YEAR	$121,840,305	$118,746,100

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

New Jersey Resources Corporation Employees' Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation's (the Company or NJR) Board of Directors and administers the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information. The Plan was amended and restated in its entirety on January 1, 2011.

The Plan is a defined contribution plan. The plan provides a savings component and had provided an employee stock ownership plan component, as described below.

Savings Component

General

The savings component provides for deferred pre-tax contributions, after-tax contributions, catch-up contributions, an annual employer contribution and Company matching contributions.

All permanent employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis. As of January 1, 2012, the Company implemented automatic enrollment and automatic escalation for pre-tax contributions to the Plan for eligible employees. Payroll deductions begin on the first payroll after 30 days of service, unless the employee elects not to participate.

Contributions and Vesting

As directed by the Committee, contributions by employees and the Company are transferred to T. Rowe Price (the Trustee) and held in the Plan's trust fund for investment and allocating to participants' accounts.

Employee Contributions

Under the savings component, eligible employees may make contributions of between 1 percent and 50 percent of base compensation to the Plan, which shall be permitted as pre-tax contributions provided that they are within the calendar year dollar limit in effect for 401(k) contributions in accordance with Internal Revenue Code (IRC). The pre-tax contribution limit was $17,000 and $16,500, for 2012 and 2011, respectively. In addition, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year, may elect to make pre-tax non-matchable catch-up contributions. During the plan years ending December 31, 2012 and 2011, the Internal Revenue Service allowed catch-up contributions of up to $5,500. The total contribution by any participant may not exceed $50,000 and $49,000, except for those who have attained age 50, and then the total contribution by participant may not exceed $55,500 and $54,500. Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. The participants' contributions, plus actual earnings thereon, are fully vested at all times.

Employer Matching Contributions

The Company contributes an amount equal to 50 percent of the first 6 percent of contributing participants' base compensation, subject to certain exceptions as described in the Plan. The Company's contribution related to those employees was $1.6 million and $1.4 million for 2012 and 2011, respectively.

Employer Special Contributions

Certain employees of NJR Home Services, an affiliated company, and all union employees hired on or after January 1, 2012, are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company. In addition, all of the Company's non-represented employees hired on or after October 1, 2009, are not covered by the Plan for Retirement Allowances for Non-Represented Employees of New Jersey Natural Gas Company. Both Plans are sponsored by the Company. For these employees, the Company contributes an amount equal to 2 percent of base compensation for employees with less than five years but more than one year of service and 3 percent of base compensation for employees with five or more years of service. The annual contribution for certain NJR Home Services employees and all union employees hired on or after January 1, 2012, is invested initially and automatically into the Plan's Stable Value Fund (currently the T. Rowe Price Stable Value Fund) and can only be subsequently directed by the participant into the Plan's qualified default investment fund (currently the T. Rowe Price Balanced Fund). The Company contributed $126,199 and $105,837 related to these employees in 2012 and 2011, respectively. The annual contribution for the non-represented employees stated herein is invested initially and automatically into the Plan's Default Fund and may subsequently be directed by the participant into any of the other investment options available under the Plan. Eligibility begins after one year of employment, and the contribution is made by March 31 of the year following the completion of one year of employment. The Company contributed $66,701 and $37,278 related to these employees in 2012 and 2011, respectively. Employer special contributions are not eligible for loans or in-service withdrawals and may only be distributed upon termination, retirement or death. Beginning January 1, 2014, the contribution will increase to 3 percent of base compensation for eligible employees with more than one year of service and less than five years of service and 4 percent of base compensation for eligible employees with five or more years of service.

Employer matching and special contributions vest on the basis of service ranging from 25 percent after two years, 50 percent after three years, 75 percent after four years, and 100 percent after five years. Any forfeiture is treated as a reduction to Company contributions. Contributions are subject to limitations.

Payment of Benefits

Prior to retirement or termination of service with the Company, participants may withdraw their contributions from the Plan subject to certain limitations. Participants may not withdraw the Company's contributions until they become vested. Withdrawal of participants' funds may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Notes Receivable from Participants

The Plan may loan to a participant an amount that shall not exceed the lesser of 50 percent of the value of the vested portion of such participant's account, or $50,000. The minimum participant loan must be for $1,000 and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant's account. Notes receivable from participants are valued at their principal balance plus accrued unpaid interest.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current Wall Street Journal prime lending rate plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates range from 4.25 percent - 9.25 percent at December 31, 2012.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Company's matching contribution, loan repayments, if applicable and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers various investment options for participants.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited non-vested accounts totaled $32,427 and $16,877 respectively. Forfeited amounts are used to reduce Company contributions in the following year. During the years ended December 31, 2012 and 2011, Company contributions were reduced by $41,170 and $20,850, respectively from forfeited, non-vested accounts.

Employee Stock Ownership Plan Component (ESOP)

General

The Plan's ESOP, which is no longer available for participant contributions effective January 1, 1996, includes amounts held by the Plan Trustee in Company stock (NJR Common Stock). All participants' respective units of NJR Common Stock are 100 percent vested.

Payment of Benefits/Diversification

Distributions to ESOP participants may be made in the case of separation of service, and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants were able to transfer all or part of their account balance to any of the other 401(k) plan investment options, including
NJR Common Stock. If and when the participants make a transfer, they will be able to use these amounts for the allowable in-service withdrawals or participant loans.

In the event that a participant or beneficiary receives a distribution of shares of Company stock at a time when such Company stock is not readily tradable on an established market that the following provisions shall apply:

The Company shall issue a "put option" to such participant or beneficiary. The put option shall provide the right to elect, at any time during the 60 day period following the date of such distribution or the first 60 days of the plan year immediately following the plan year in which the distribution is made, to sell such Company stock to the Company for an amount equal to the fair market value of such Company stock as of the most recent valuation date. The put option provision applies to both the ESOP and the NJR 401K fund.

Voting Rights

Each participant shall have the right, to the extent of the Company stock allocated to his accounts, to direct the trustee by proxy, as to the manner in which to vote his shares on all matters shareholders of Company stock are entitled to vote. Best efforts must be utilized to distribute or cause to be distributed to each participant such information and proxy statements as will be distributed to shareholders of the Company. Unallocated shares of common stock, if any, held by the trustee shall be voted by the trustee in the same manner and in the same proportion as are those shares that are allocated to the accounts of the participants and the trustee shall have no discretion in this matter. The trustee shall not divulge to the Company the voting of any participant. The voting rights provision applies to both the ESOP and the NJR 401K fund. There were no unallocated NJR common stock shares as of December 31, 2012 and 2011.

The following amounts related to the ESOP were included in dividend income and net (depreciation) appreciation in fair value of investments for the years ended December 31:

	2012	2011
Dividend income	$1,189,051	$926,048
Net (depreciation) appreciation in fair value of investments	$(5,852,132)	$3,853,314

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The fund's investments are reported at fair value in the Statements of Net Assets Available for Benefits. The Plan's T. Rowe Price Stable Value Fund, however, invests in fully benefit responsive guaranteed investment contracts that are intended to provide for stable earnings, and are subsequently adjusted from fair value to contact value so that net assets available for benefits reflects the contract value of the fund, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. In addition, the Statements of Changes Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation And Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends on NJR Common Stock in both the savings component and ESOP are automatically reinvested unless the participant elects a distribution. Net (depreciation) appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Recent Updates to the Accounting Standards codification (ASC)

Fair Value Measurements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in United States Generally Accepted Accounting Principles (U.S. GAAP) and International Financial Reporting Standards (IFRS). ASU 2011-04 includes new and clarified guidance on fair value measurements (highest and best use, equity instruments, managed net portfolio positions, and application of premiums and discounts) and requires additional disclosures (quantitative information, valuation processes and sensitivity of unobservable inputs, assets not in highest and best use, and assets not measured at fair value). The adoption of the amended guidance required certain additional disclosures in the notes to the Plan's financial statements on a prospective basis.

3.	FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are as follows:

Level 1
Fair Value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2
Fair Value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3	Fair Value would be based on significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds

The Plan's mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Equity funds are valued at quoted market prices in active markets at year end, which represent the Net Asset Value (NAV) of shares held by the Plan. NAV per share for each fund is provided by the respective fund administrators and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. During 2011 and 2012, fixed income funds were valued based on quoted market prices respectively. These investments are categorized within Level 1 of the hierarchy.

Collective Investment Trusts

Investments in common collective trusts during the Plan year included the T. Rowe Price Equity Index Trust fund, (Equity Index Fund) and the T. Rowe Price Stable Value fund (Stable Value Fund). A net asset value is computed daily as of the close of business each day by the trustee for each of the funds. Participants’ withdrawals are unrestricted and are permitted daily at unit value. A full redemption of the Stable Value Fund by the Plan Sponsor may be subject to a holding period if sufficient liquidity does not exist. These investments are generally categorized within Level 2 of the hierarchy.

Equity Index funds

The fair value or NAV of the T. Rowe Price Equity Index Trust Fund (T. Rowe Price Fund) shares held by the Plan were established by the trustee based on the fair value of the underlying assets. The value recorded in the Plan's financial statements for the T. Rowe Price fund was $10 million and $8.5 million, respectively, at December 31, 2012 and 2011.

The Plan had no unfunded commitments or redemption restrictions relating to the fund as of December 31, 2012 and 2011.

Stable Value funds

The Plan's Stable Value funds can invest in guaranteed investment contracts (GIC's) and synthetic GIC's (collectively, the “contracts”), which are designed to provide a high level of return, consistent with providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality and reasonable tracking of interest rates. The contracts are issued by life insurance companies, banks or other financial institutions. The characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond market. The investment objectives of the stable value funds are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant-initiated transactions under a retirement plan without penalty or adjustment.

The S&P and Moody's credit ratings of the issuers of the contracts included in the T. Rowe Price Stable Value fund range from A to AA+ and A3 to Aaa, respectively.

The fair value of the GIC's is based on the present value of future cash flows using a current discount rate. The fair value of the security-backed contracts is based on the values of the underlying securities and is adjusted for the present value of future contractual cash flows. Total net assets available for benefits are adjusted to reflect contract value, which represents the guaranteed amount of principal plus interest plan participants would receive upon withdrawal from the fund.

The Plan's participant investment balances held in the T. Rowe Price Stable Value fund had a fair value of approximately $20.3 million and $22.7 million, respectively, and a contract value, as provided by the fund, of $19.5 million and $21.9 million as of December 31, 2012 and 2011, respectively.

The Plan had no unfunded commitments relating to these funds as of December 31, 2012 and 2011.

NJR Stock Funds

Participants can direct their contributions into an NJR stock fund. In addition, as noted above, the Plan's ESOP holds NJR stock. Both are unitized funds which fluctuate directly with the value of the securities held in the fund. Net asset value per unit is primarily derived from NJR's close prices as reported on a national securities exchange on the last business day of the plan year based on the unit equivalent number of shares. In addition, the stock fund and ESOP can include short-term investments of cash in a money market account. Investments in the NJR stock funds are categorized within Level 2 of the hierarchy.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2012:
Mutual funds:
Equity
Large Cap Fund	$11,353,284	$—	$—	$11,353,284
Small Cap Fund	7,407,957	—	—	7,407,957
World Equity	11,011,302	—	—	11,011,302
Fixed Income	6,454,270	—	—	6,454,270
Blended	13,185,207	—	—	13,185,207
Collective investment trusts
Equity Index	—	9,977,033	—	9,977,033
Stable Value	—	20,321,691	—	20,321,691
NJR stock funds	—	39,238,760	—	39,238,760
Total assets at fair value	$49,412,020	$69,537,484	$—	$118,949,504
As of December 31, 2011:
Mutual funds:
Equity
Large Cap Fund	$9,697,094	$—	$—	$9,697,094
Small Cap Fund	6,503,192	—	—	6,503,192
World Equity Ex-US Fund	9,078,870	—	—	9,078,870
Fixed Income	6,149,868	—	—	6,149,868
Blended	10,494,624	—	—	10,494,624
Collective investment trusts
Equity Index	—	8,476,150	—	8,476,150
Stable Value	—	22,651,656	—	22,651,656
NJR stock funds	—	42,948,792	—	42,948,792
Total assets at fair value	$41,923,648	$74,076,598	$—	$116,000,246

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The following investments represent five percent or more of the Plan's net assets as of December 31, 2012 and 2011:

	2012	2011
NJR Common Stock ESOP*, 793,442 and 830,970 units, respectively	$24,117,455	$31,296,731
NJR Common Stock 401(k) Fund, 613,515 and 378,641 units, respectively	$15,121,305	$11,652,061
T. Rowe Price Equity Index Trust, 211,557 and 208,157 shares, respectively	$9,977,033	$8,476,150
Pimco Investment Mgmt Total Return Fund, 574,223 and 565,765 shares, respectively	$6,454,270	$6,149,868
T. Rowe Price Stable Value Fund**, 19,484,259 and 21,861,867 shares, respectively (at contract value)	$19,484,259	$21,861,867
Vanguard Windsor II Fund, 161,602 and 160,064 shares, respectively	$8,424,297	$7,322,931
T. Rowe Price Balanced Fund **, 638,818 and 554,098 shares respectively	$13,185,207	$10,494,624

*	Non-participant directed.

**	A portion of this investment is non-participant directed. See Note 5 for more information.

During the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2012	2011
T. Rowe Price Equity Index Trust CL A	$1,358,598	$182,495
NJR ESOP and Stock Funds	(8,701,200)	5,692,522
T. Rowe Price Balanced Fund	966,034	(202,021)
T. Rowe Price Small Cap Value Fund	497,258	(160,355)
Vanguard Small Cap Index	457,219	238,626
Wells Fargo Stable Value Fund	—	27,983
Wells Fargo Advantage Small Cap Growth Fund	—	(937,132)
Pimco Investment Mgmt Total Return Fund	206,681	3,505
American Funds Capital World Growth and Income Fund	802,848	(544,588)
Harbor Capital Appreciation Fund	365,496	(8,088)
Vanguard Windsor II Fund	1,036,492	29,289
Dodge & Cox International Stock Fund	767,452	(904,192)
Net (Depreciation) Appreciation	$(2,243,122)	$3,418,044

5.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at fair value and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2012 and 2011, and for the years then ended is as follows:

	2012	2011
Net assets:

NJR Common Stock ESOP	$24,117,455	$31,296,731
T. Rowe Price Stable Value Fund	530,567	421,265
T. Rowe Price Balanced Fund	29,865	26,213

Total non-participant directed investments	$24,677,887	$31,744,209

Changes in net assets:

NJR Common Stock ESOP
Dividend income	$1,189,051	$926,048
Net (depreciation) appreciation in fair value of investments	(5,854,132)	3,853,314
Benefits paid to participants	(1,898,131)	(964,091)
Transfers to participant-directed investments	(616,064)	(626,284)
Net change	(7,179,277)	3,188,987
NJR Common Stock ESOP - beginning of year	31,296,731	28,107,744
NJR Common Stock ESOP - end of year	$24,117,455	$31,296,731

Wells Fargo Stable Value
Net appreciation in fair value of investments	$—	$645
Distributions	—	(325,027)
Net change	—	(324,382)
Wells Fargo Stable Value - beginning of year	—	324,382
Wells Fargo Stable Value - end of year	$—	$—

T. Rowe Price Stable Value Fund
Net appreciation in fair value of investments	$11,920	$11,974
Employer contributions	105,837	92,856
Distributions	(8,051)	(9,955)
Transfer	—	325,027
Administrative expenses	(404)	1,363
Net change	109,302	421,265
T. Rowe Price Stable Value Fund - beginning of year	421,265	—
T. Rowe Price Stable Value Fund - end of year	$530,567	$421,265

T. Rowe Price Balanced Fund
Net appreciation in fair value of investments	$3,657	$234
Administrative expenses	(5)	(1)
Net change	3,652	233
T. Rowe Price Balanced Fund - beginning of year	26,213	25,980
T. Rowe Price Balanced Fund - end of year	$29,865	$26,213

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) issued a favorable determination and informed the Company by letter dated July 17, 2003, that the Plan and related trust were designed as "qualified" in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. In January of 2011 the Plan was restated and the Company made a Voluntary Correction Program (VCP) filing. In addition, the Company submitted a new request for a favorable determination letter from the IRS in accordance with the normal cycle. The Company received a Compliance Statement in August of 2012 regarding its VCP filing and have been advised that the determination letter is pending additional review of the filing. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefit.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts, including unvested Company contributions.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following are reconciliations of net assets available for benefits and increase in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2012	2011

Net assets available for benefits per the financial statements	$121,840,305	$118,746,100
Less: Amounts due from employer per the financial statements	(192,900)	(143,115)
Adjustments from contract value to fair value	837,432	789,789
Net assets available for benefits per Form 5500	$122,484,837	$119,392,774

Contributions received from employer per the financial statements	$1,955,929	$1,678,772
Less: 2012 Contributions receivable from employer per the financial statements	(192,900)	(143,115)
Add: 2011 Contributions receivable from employer per the financial statements	143,115	95,787
Contributions received from employer per Form 5500	$1,906,144	$1,631,444

Increase in net assets per the financial statements	$3,094,205	$10,091,312
Less: Changes in amounts due from employer*	(49,785)	(47,328)
Changes in adjustments from contract value to fair value**	47,643	69,286
Net income per Form 5500	$3,092,063	$10,113,270

*	Included in contributions from employer in Statements of Changes in Net Assets Available for Benefits.

**	Included in net appreciation in fair value of investments in Statements of Changes in Net Assets Available for Benefits.

10.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. T. Rowe Price is the Plan Trustee and certain plan assets are invested in the T.Rowe Price Common Trust Funds, the Plan also issues loans to participants, which are secured by the participants' account balance. These transactions qualify as exempt party-in-interest transactions.

Fees paid by the Plan to the Trustees amounted to $39,854 and $23,797 for the years ended December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Plan held 1,406,957 units and 1,209,611 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $27.1 million and $21.3 million, respectively, and a fair value of $39.2 million and $42.9 million, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income from Company common stock of $1.8 million and $1.3 million, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
(a)	(b)	(c)	(d)	(e)
	Lessor, or Similar Party Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Participant Directed:
	Pimco Investment Mgmt Total Return Fund	Mutual Fund	$ **	$6,454,270
*	T. Rowe Price Balanced Fund	Mutual Fund	**	13,155,342
	Harbor Capital Appreciation Fund	Mutual Fund	**	2,928,987
	T. Rowe Price Equity Index Trust	Common Trust Fund	**	9,977,033
*	T. Rowe Price Stable Value Fund	Common Trust Fund	**	19,791,124
	Vanguard Small Cap Index	Mutual Fund	**	3,091,237
	Vanguard Windsor II Fund	Mutual Fund	**	8,424,297
*	T. Rowe Price Small Cap Value Fund	Mutual Fund	**	4,316,720
	American Funds Capital World Growth and Income Fund	Mutual Fund - International	**	6,030,624
	Dodge & Cox International Stock Fund	Mutual Fund - International	**	4,980,678
*	NJR Common Stock 401(k) Fund	Common Stock	**	15,121,305

	Non-Participant Directed:
*	NJR Common Stock ESOP	Common Stock	10,731,732	24,117,455
*	T. Rowe Price Stable Value Fund	Common Trust Fund	508,708	530,567
*	T. Rowe Price Balanced Fund	Mutual Fund	26,741	29,865

*	Notes receivable from participants	Interest rates of 4.25% - 9.25%		3,535,333

			$11,267,181	$122,484,837

*	Party-in-interest as defined by ERISA.

**	Cost information is not required for participant-directed investment and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees' Retirement Savings Plan

Date: June 24, 2013

By: /s/ Deborah G. Zilai
Deborah G. Zilai
Plan Administrator

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1    Consent of Independent Registered Public Accounting Firm - ParenteBeard LLC